Exhibit 99.1

Media Release

Planegg/Munich, Germany, December 27, 2019

First Patient Dosed in Phase 1 Clinical Study of Tafasitamab in

Firstline DLBCL

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announced that the first patient has been dosed in a phase 1b clinical study of MorphoSys’ proprietary human anti-CD19 antibody tafasitamab in newly diagnosed diffuse large B cell lymphoma (DLBCL). The phase 1b study is an open-label, randomized, multicenter study to evaluate safety and preliminary efficacy of tafasitamab in addition to R-CHOP (rituximab, cyclophosphamide, doxorubicin, vincristin, prednison) as well as tafasitamab and lenalidomide in addition to R-CHOP in adult patients with newly diagnosed, previously untreated DLBCL. Patients enrolled in each arm will receive six cycles of treatment. The primary endpoint is the incidence and severity of treatment-emergent adverse events (AEs), key secondary endpoints are objective response rate (ORR) and PET-negative complete response (CR) rate at the end of treatment.

“It is a great opportunity for us to expand the clinical development of tafasitamab into firstline DLBCL,” said Dr. Malte Peters, Chief Development Officer of MorphoSys. “Based on the encouraging results we have seen so far with tafasitamab in relapsed and refractory DLBCL, we are now looking forward to explore the potential of tafasitamab in addition toR-CHOP or lenalidomide and R-CHOP in newly diagnosed DLBCL. This phase 1b study forms the basis for a subsequent pivotal phase 3 study in front line DLBCL. DLBCL is an aggressive and very challenging disease and we hope to improve the current R-CHOP standard of care by adding tafasitamab and lenalidomide to offer a potential new treatment option for these critically ill patients.”

About tafasitamab (MOR208)

Tafasitamab (formerly MOR208) is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. Fc-modification of tafasitamab is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. Tafasitamab has been observed in preclinical models to induce direct apoptosis by binding to CD19, which is assumed to be involved in B cell receptor (BCR) signaling.

MorphoSys is clinically investigating tafasitamab as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). Based on interim data from L-MIND, in October 2017 the U.S. FDA granted Breakthrough Therapy Designation for tafasitamab plus lenalidomide in this patient population. B-MIND is a phase 3 study assessing the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of tafasitamab in previously untreated DLBCL, in combination with lenalidomide in the L-MIND study in r/r DLBCL, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of tafasitamab in previously untreated DLBCL, in combination with lenalidomide in the L-MIND study in r/r DLBCL, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com